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                                                                  EXHIBIT NO. 12

                  CITIZENS UTILITIES COMPANY AND SUBSIDIARIES

      Statement Showing Computation of Ratio of Earnings to Fixed Charges
                      for the year ended December 31, 1993
                             (dollars in thousands)


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
A.    Net income per Consolidated Statement of Income         $125,630

B.    Taxes based on income or profits                        $ 52,298

C.    Earnings, before income taxes (A + B)                   $177,928

D.    Fixed charges                                           $ 40,984

E.    Earnings before income taxes and fixed charges (C + D)  $218,912

F.    Ratio of Pre-tax Income to Net income (C / A)               1.42

G.    Ratio of Earnings to Fixed charges (E / D)                  5.34
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